FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2003

AMS HOMECARE INC.. (File #  000-50109 )

1360 – Cliveden Avenue, Delta, B.C. V3M 6K2

(Address of principal executive offices)

Attachments:

1.

News Release, Dated December 09, 2003,

2.

News Release, Dated October 11, 2003.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

AMS HOMECARE INC.

(Registrant)

Date: December 31, 2003

By:  “Harj Gill”

        Harj Gill

Its:  CEO

      (Title)

December 31, 2003

SECURITIES AND EXCHANGE COMMISSION

         VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

AMS HOMECARE INC. - (File # 000-50109)

Form 6-K

On behalf of AMS HOMECARE INC., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

AMS HOMECARE INC.

“HARJ GILL”

per:

HARJ GILL

CEO

Enclosures

cc:

AMS Homecare Corporate Update – US Listing

(AHC :

TSX – V)

VANCOUVER, December 09, 2003 - AMS Homecare Inc.(AHC: tsx-v) (http://www.amshomecare.com ) is pleased to announce that its November 2002 20F filing with the SEC became affective in January 2003.  As a result, to comply with SEC standards the company intends to now also file news releases in the US by way of 6K filings, and is updating the most recent Annual Report filing with the SEC.  The Company has now replied to the remaining questions relating to the previous filings 20F filing and has filed an amended 20F application.  We expect a response from the SEC shortly so that the company can be cleared to apply for an OTC listing as well as the filing of the SB2 for the execution of the Cornell five million US financing.  The 20F filing was made affective early this year, because of improper filing and reporting by the Company’s agent and its legal counsel.  The matter has been rectified and we expect another response from the SEC in a timely manner.

The Company has not closed its acquisition of the exclusive licence and intellectual property rights for the telemetry technology, and the exclusive licence and intellectual property rights for the coating technologies, because the Company would like to wait until it has closed additional financings.  Discussions are ongoing with the parties involved for further extensions or a revision of terms of closing.

The Company continues to attempt to finalize and close its acquisition of the building in Eastern United States along with the announced financing.  In addition, the Company as part its business plan continues to negotiate acquisitions for additional products, and to review strategic acquisitions, which will compliment its business.

About AMS Homecare Inc.  http://www.amshomecare.com

Founded in 1989, AMS Homecare  is a successful purveyor of mobility equipment and medical products that are recognized for their innovation, quality and style. With a base of 200 dealer customers in Canada, the Company is moving forward to strengthen its foundation and to build an organization capable of serving the independence needs of the aging populations in Canada and the United States.

This release may contain forward-looking statements with risks and uncertainties that may cause the actual results to differ materially from those intended or anticipated by the Company. The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For more information, please contact:

AMS Homecare Inc.
Mr. Daryl Hixt, Corporate Communications

Telephone:

604-273-5173 ext 121
Facsimile:          604-273-9312

E-mail:

 ir@amshomecare.com

Agora Investor Relations Corp.

Web:

http://www.agoracom.com  (please select "AMS Homecare" from the pull-down menu)

E-mail:

AHC@agoracom.com

AMS Homecare Extends Product Line With Motorized Conversion Product For Manual Wheelchairs

VANCOUVER, December 11, 2003 - AMS Homecare Inc.(AHC: tsx-v) (http://www.amshomecare.com ) is pleased to announce that it has signed a renewable one year exclusive agreement with Soleus Mobility of California (http://www.soleusmobility.com ) under which  AMS Homecare shall market and sell the Soleus Freedom Add-On, a product that transforms manual wheelchairs into automatic wheelchairs, throughout Canada.  The exclusive Distribution Agreement can automatically renew for an additional two years if AMS achieves certain quota requirements.  The Agreement also provides OEM rights for all of North America.

The Soleus Freedom Add-on transforms any manually operated wheel chair into an automatic one by attaching a motorized component to the leg of the manual chair.  AMS expects the product to generate meaningful revenues, as it addresses the real market demand for motorized wheelchairs by those who can not afford to purchase one.  The Freedom Add-On provides consumers with the next best alternative, thus opening up a brand new market for AMS Homecare.

“We continue to search for new products and ideas to assist the aging population in increasing their independence and mobility, and with this announcement we get on step closer to fully meeting our long term business plan”, says Harj Gill, CEO.

About AMS Homecare Inc.  http://www.amshomecare.com

Founded in 1989, AMS Homecare is a successful purveyor of mobility equipment and medical products that are recognized for their innovation, quality and style. With a base of 200 + dealer customers in Canada, the Company is moving forward to strengthen its foundation and to build an organization capable of serving the independence needs of the aging populations in Canada and the United States.

This release may contain forward-looking statements with risks and uncertainties that may cause the actual results to differ materially from those intended or anticipated by the Company. The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For more information, please contact:

AMS Homecare Inc.
Mr. Daryl Hixt, Corporate Communications

Telephone:

604-273-5173 ext 121
Facsimile:          604-273-9312

E-mail:               darylh@amshomecare.com

Agora Investor Relations Corp.

Web:

http://www.agoracom.com  (please select "AMS Homecare" from the pull-down menu)

E-mail:

AHC@agoracom.com